NEWS RELEASE

Crosshair Returns to Compliance with
NYSE Alternext US Continued Listing Standards

Dated: November 10, 2008	(NYSE Alternext US: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (NYSE Alternext US: CXZ) (TSX: CXX) is pleased to announce that the NYSE Alternext US has determined that the Company has returned to compliance with its continued listing standards. In August 2008, the Company received notice from the American Stock Exchange (“AMEX”), the predecessor to the NYSE Alternext US, indicating a failure to satisfy certain of the AMEX’s continued listing standards under Sections 134 and 1101 of the AMEX Company Guide, which require AMEX-listed issuers, such as the Company, to file a complete Annual Report each year. The Company’s deficiency in its Annual Report related to certain requirements of the United States Sarbanes-Oxley Act of 2002. The Company submitted a plan of compliance (the “Plan”) to the AMEX and on September 5, 2008, the Plan was accepted by AMEX and the Company was granted an extension until November 17, 2008 to file an amendment to its Annual Report. The Company filed the amendment to its Annual Report on October 14, 2008, a full month ahead of the November deadline, and on Friday, November 7, 2008, received written confirmation that the Company has returned to compliance with the NYSE Alternext US continued listing standards.

For more information on the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Mark J. Morabito"
President & Chief Executive Officer

Crosshair Exploration & Mining Corp. – Vancouver
T: 604-681-8030
F: 604-681-8039
E: investor@crosshairexploration.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.